Exhibit 99.1

Sinovac Holds 2013 Annual General Meeting of Shareholders

BEIJING, Aug. 21, 2013 /PRNewswire/ — Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, announced today that it held its 2013 Annual General Meeting of Shareholders on Wednesday, August 21, 2013 at 9:00 a.m. Beijing Time. The required quorum, a majority of the common shares outstanding, was voted by proxy. The meeting was held at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC.

During the meeting, the three proposals that required the affirmative vote of a majority of the shares cast were approved as follows:

•          Approve the re-election of Weidong Yin, Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei as the Company's directors until the next annual meeting of shareholders and or until their successors are duly elected;

•          Approve the audited consolidated financial statements of the Company for the financial year ended December 31, 2012 together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto;

•          Approve the appointment of Ernst &Young Hua Ming LLP as the independent auditor of the Company for the fiscal year ending December 31, 2013 and to authorize the directors of the Company to fix such independent auditor's remuneration.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease) and filed new drug application with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.
Tel: +86-10-8279-9659/9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

Investors:

Stephanie Carrington
The Ruth Group
Tel: +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:

Aaron Estrada
The Ruth Group
Tel: +1-646-536-7028
Email: aestrada@theruthgroup.com